Targa Resources
Goldman Sachs
Global Energy Conference 2015
January 7-8, 2015
Filed by Targa Resources Partners LP
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Atlas Pipeline Partners, L.P.
Commission File No.: 001-14998
This filing relates to a proposed business combination involving Targa Resources Partners LP and Atlas Pipeline Partners, L.P.

Forward Looking Statements
Certain statements in this presentation are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that Targa Resources Partners LP (“TRP” or the “Partnership”) or Targa
Resources Corp. (“TRC” or the “Company”) expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the Partnership’s and the
Company’s control, which could cause results to differ materially from those expected by management of Targa Resources Partners LP and Targa Resources Corp. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including declines in the production of natural gas or in the price and market demand for natural gas and natural gas liquids, the timing and success of business development efforts, the credit risk of customers and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in the Partnership's and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission. The Partnership and the
Company undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
Additional Information and Where to Find It
In connection with the proposed transaction, Targa Resources Corp. (“TRC”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”).  In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and
ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders.
Also in connection with the proposed transaction, Targa Resources Partners LP (“TRP”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of TRP (the “TRP proxy statement/prospectus”).  In connection with the proposed transaction, APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders.
INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN
THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED
TRANSACTION AND RELATED MATTERS.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing
InvestorRelations@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn:
Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com.
These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.
Participants in Solicitation Relating to the Merger
TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from
TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus.  Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in
TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual  Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Total Return
60%
50%
40%
30%
20%
10%
0%
-10%
2010
2011
2012
2013
2014
NGLS
AMZ
S&P 500

Annualized Distributions per LP Unit
$3.50
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
2.19
2.23
2.28
2.33
2.41
2.49
2.57
2.65
2.72
2.79
2.86
2.93
2.99
3.05
3.12
3.19
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2011
2012
2013
2014

Total Return
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
2010 (1)
2011
2012
2013
2014
TRGP
AMZ
S&P 500

Annualized Dividends per Share
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
1.03
1.09
1.16
1.23
1.35
1.46
1.58
1.69
1.83
1.98
2.13
2.28
2.43
2.59
2.76
2.93
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2010
2011
2012
2013
2014

TARGA

Targa Resources’ Two Public Companies
(1) 2010 covers time period from IPO (December 6, 2010) through December 31, 2010
Source: Bloomberg
TRP – Annual Total Return Since 2010
TRC – Annual Total Return Since IPO TRC – Dividends
TRP – Distributions
NGLS Out/(Under)
Performance vs. AMZ
16% 3% 2% 21% (9)%
TRGP Out/(Under)
Performance vs. AMZ
20% 42% 30% 44% 18%

CALGARY
FIELD GATHERING & PROCESSING
STANLEY
BADLANDS
ALEXANDER
NEW TOWN
JOHNSONS CORNER
LITTLE MISSOURI
SOUND
FIELD GATHERING & PROCESSING
VERSADO
NORTH TEXAS SYSTEM
LONGHORN
CHICO
DENTON
BRIDGEPORT
DALLAS
SAUNDERS
SHACKELFORD
MONUMENT
EUNICE
SAOU
ABILENE
HIGH PLAINS
CONGER
MIDLAND
STERLING
SAND HILLS
MERTZON
SAND HILLS
LOGISTICS
GCF & CBF
LCI
HOUSTON
GALENA PARK
CHANNELVIEW
MONT BELVIEU
HACKBERRY
COASTAL GATHERING & PROCESSING
HATTIESBURG
GILLIS
ACADIA
TOCA
HOUSTON
VENICE
BARRACUDA
N.TERREBONNE
BIG LAKE
LOWRY
SEA ROBIN
BLUEWATER
BOSTON
SPARTA
BALTIMORE
ELK GROVE
SPARKS
STOCKTON
SAN RAMON
WINONA
CALVERT CITY
COLUMBIA
CHATTANOOGA
CULLMAN
ATLANTA
TAMPA
PORT EVERGLADES
LEGEND
GAS/CRUDE GATHERING LINES
PROPOSED GAS/CRUDE GATHERING LINES
NGL LINES
LOGISTICS ASSETS
MARKETING & DISTRIBUTION
HEADQUARTERS
COMMERCIAL OFFICE
FRACTIONATOR
FRACTIONATOR w/GAS PLANT
GAS PLANT
TERMINAL
NEW GAS PLANT
Marketing and Distribution 21%
Field G&P 33%
Logistics Assets 39%
Coastal G&P 8%

Targa’s Diversified Midstream Platform 5 (1) Operating margin percentages based on LTM as of September 30, 2014 Operating Margin (1)

A Strong Footprint in
Active Basins
And a Leading Position at
Mont Belvieu
Drive Targa’s
Long-Term Growth
Leadership position in oil
and liquids rich Permian
Basin
Bakken position
capitalizes on strong
crude oil fundamentals
and active drilling activity
Leadership position in
the active portion of
Barnett Shale “combo”
play
GOM and onshore
Louisiana provide longer
term upside potential for
well positioned assets
Mont Belvieu is the
NGL hub of North
America
Increased domestic
NGL production is
driving capacity
expansions into and at
Mont Belvieu
Second largest
fractionation
ownership position at
Mont Belvieu
One of only two
operating commercial
NGL export facilities
on the Gulf Coast
linked to Mont Belvieu
Position not easily
replicated
Approximately $2.6
billion in announced
organic capex projects
completed or underway
Increased capacity to
support multiple U.S.
shale / resource plays
Additional fractionation
expansion to support
increased NGL supply
Increased connectivity to
U.S. end users of NGLs
Expansion of export
services capacity for
global LPG markets at
Galena Park marine
terminal
Positioning Pro Forma for
Targa/Atlas Transaction:
Expect to close Q1 2015
An even stronger footprint in
active basins – modest change
in fee based  margin % and
G&P %
Additional NGL opportunities
Better growth prospects than
standalone
December 10
th
Press Release:
Maintaining pro forma 2015
estimates of 11-13% distribution
growth at TRP and 35%
dividend growth at TRC
Expect distribution coverage
of 1.0 to 1.2 times
Commodity prices of
$3.75/MMBtu for natural gas,
$60/barrel for crude oil and
$0.60/gallon for NGLs and
related volume expectations
Commodity prices of
$4.00/MMBtu for natural gas,
$80/barrel for crude oil and
$0.80/gallon for NGLs and
related volume expectations
Well Positioned for 2014 and Beyond

2014 End of Year Challenges Continue into 2015
Beginning in Q4 2014, the significant drop and resulting uncertainty in commodity prices is impacting producers, and therefore Targa and other midstream companies
Resulting difficulty predicting, planning and adjusting for producers’ future activity and volume levels
Targa is focused on:
Cost management and flexibility
Capital expenditure efficiency and flexibility
Other opportunities in a challenging environment

Major Announced Capital Projects and Preliminary 2015 CapEx

Over $1 billion of projects completed in 2013 and approximately $1 billion completed in 2014
Additional high quality growth projects under development for 2015 and beyond, with focus on capex efficiency
CBF Train 5 Expansion (100 MBbl/d)
New Badlands Infrastructure and Potential Plant, which may be downsized/delayed
New Delaware Basin Plant, which may be downsized/delayed
(1) 35 MBbl/d condensate splitter/alternative project expected to be in-service end of 2016 or early 2017, depending on permit timing and customer preference
(2) Includes additional spending in both Permian Basin and North Texas
(3) Additional gas processing plant will be in-service in Q1 2015
(4) ~$2.2-$2.4 billion of fee-based capital, ~74-76% of listed projects
(4)
Downstream Growth Projects
Preliminary
Total CapEx
($ millions)
2013 CapEx
($ millions)
2014 CapEx
($ millions)
Preliminary
2015 CapEx
($ millions)
Actual /
Expected
Completion
Primarily
Fee-Based
Petroleum Logistics Projects - 2013 - 2015+
(1)
$250 $40 $50 $30 2013 - 2015+
CBF Train 4 Expansion (100 MBbl/d)
385 120 20 0 Mid 2013
CBF Train 5 Expansion (100 MBbl/d)
385 0 50 200 Mid 2016
International Export Project
480 250 165 0 Q3 2013/Q3 2014
Other
130 30 50 25
Total Downstream Projects $1,630 $440 $335 $255 $1,630
G&P Growth Projects
Preliminary
Total CapEx
($ millions)
2013 CapEx
($ millions)
2014 CapEx
($ millions)
Preliminary
2015 CapEx
($ millions)
Actual /
Expected
Completion
Primarily
Fee-Based
Gathering & Processing Expansion Program - 2013 - 2015+
(2)
$185 $75 $110 $50 2013 - 2015+
North Texas Longhorn Project (200 MMcf/d)
150 40 20 0 May 2014
SAOU High Plains Plant (200 MMcf/d)
225 125 85 0 June 2014
Badlands Expansion Program - 2013 - Q1 2015
(3)
465 250 215 0 2013/Q1 2015
New Badlands Infrastructure and Potential Plant
150-320 0 0 125-250 YE 2015+
New Delaware Basin Plant (100-300 MMcf/d)
100-250 0 0 50-110 Mid 2016+
Other
40 25 15 10
Total G&P Projects $1,315 - $1,635 $515 $445 $235 - $420 $615 - $785
Total Projects $2,945 - $3,265 $955 $780 $490 - $675 $2,245 - $2,415

Additional Growth Opportunities
Total CapEx
($ millions)
Estimated
Timing
Primarily
Fee-Based
Badlands Expansion Program
Permian Expansion Program
Train 6 Expansion
Train 7 Expansion
Additional Condensate Splitter/Export Projects
Ethane Export Project
Other Projects primarily
Total $2,000+ 2015 and beyond
Major Capital Projects Under Development

In current environment, Targa is focused on capital efficiency and flexibility
Over $2 billion of additional opportunities are in various stages of development
Opportunities include additional infrastructure in both G&P and Downstream
Increasing NGL supplies across the country will continue to drive the need for more processing, fractionation and connectivity

Crude Oil

Adjusted EBITDA - Actual
Adjusted EBITDA - Guidance
WTI Crude Oil Prices - Quarter Realized
WTI Crude Oil Prices - Guidance
EBITDA (millions)
$/barrel
$1,000 $900 $800 $700 $600 $500 $400 $300 $200 $100 $0
$130 $120 $110 $100 $90 $80 $70 $60 $50
2007 2008 2009 2010 2011 2012 2013 2014E

Natural Gas

Adjusted EBITDA - Actual
Adjusted EBITDA - Guidance
Henry Hub Nat. Gas Prices - Quarter Realized
Henry Hub Nat. Gas Prices - Guidance
EBITDA (millions)
$/Mmbtu
$1,000 $900 $800 $700 $600 $500 $400 $300 $200 $100 $0
$12.00 $10.00 $8.00 $6.00 $4.00 $2.00 $0.00
2007 2008 2009 2010 2011 2012 2013 2014E

NGLs

Adjusted EBITDA - Actual
Adjusted EBITDA - Guidance
Weighted Avg. NGL Prices - Quarter Realized
Weighted Avg. NGL Prices - Guidance
EBITDA (millions)
$/gal
$1,000 $900 $800 $700 $600 $500 $400 $300 $200 $100 $0
$1.80 $1.60 $1.40 $1.20 $1.00 $0.80 $0.60 $0.40 $0.20 $0.00
2007 2008 2009 2010 2011 2012 2013 2014E

TARGA

Diversity and Scale Mitigate Commodity Price Changes
Growth has been driven by investing in the business,
not by changes in commodity prices
TRP benefits from multiple factors that help mitigate
commodity price volatility, including:
Scale
Business and geographic diversity
Increasing fee-based margin
Hedging
TRP’s current hedges include:
Approximately 80% of 2014 natural gas and
approximately 30% of 2014 combined NGL and
condensate
Approximately 50% to 60% of natural gas equity
volumes for 2015 (1) and 20% to 30% for 2016 (1)
Approximately 45% to 55% of condensate equity
volumes for 2015 and 25% to 35% for 2016
Given our hedge position and our large fee-based
operating margin, we estimate the following
sensitivities for Targa Standalone 2015 EBITDA:
A $5 drop in crude price would decrease EBITDA by
~$3 million
A $0.05 drop in the weighted average NGLS price
would decrease EBITDA by ~$12 million
A $0.25 drop in natural gas price would result in an
approximate $5 million decrease in EBITDA

Adjusted EBITDA vs. Commodity Prices
(1) Will be towards bottom-end of range if there is significant ethane rejection in these years

$ in Millions
1,200
1,000
800
600
400
200
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2012
2013
2014

Compliance Debt/EBITDA
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2007
2008
2009
2010
2011
2012
2013
2014
Compliance Leverage Ratio

Targa Leverage and Liquidity
(1) Includes TRP’s total availability under the revolver plus cash, less outstanding borrowings and letters of credit under the TRP revolver
(2) Adjusts EBITDA to provide credit for material capital projects that are in process, but have not started commercial operation, and other items
(2)
Compliance Leverage Ratio
Liquidity
(1)
Completed $800 million 4.125%
unsecured notes offering in
October 2014
Pro forma for offering, liquidity as of
September 30, 2014 is $1.45 billion
including capacity under accounts
receivable securitization facility
YTD through September 2014, raised
net proceeds of $257 million from
equity issuances under at-the-market
(“ATM”) program
Target compliance leverage 3x - 4x
Debt/EBITDA
Have historically been on low end of
range
Leverage increased at end of 2012
due to Badlands acquisition
Q3 2014 compliance leverage was
2.7x

Targa + Atlas: Transaction Overview
Targa Resources Partners LP (NYSE: NGLS; “TRP” or the “Partnership”) has executed a definitive agreement to acquire
Atlas Pipeline Partners, L.P. (NYSE: APL) for $5.8 billion
(1)
0.5846 NGLS common units plus a one-time cash payment of $1.26 for each APL LP unit (implied premium
(1)
of 15%)
$1.8 billion of debt at September 30, 2014
Targa Resources Corp. (NYSE: TRGP; “TRC” or the “Company”) has executed a definitive agreement to acquire Atlas
Energy, L.P. (NYSE: ATLS), after its spin-off of non APL-related assets, for $1.9 billion
(1)
Prior to TRGP’s acquisition, all assets held by ATLS not associated with APL will be spun out to existing ATLS unitholders
10.35 million TRGP shares issued to ATLS unitholders
$610 million of cash to ATLS
Each existing ATLS (after giving effect to ATLS’ spin out) unit will receive 0.1809 TRGP shares and $9.12 in cash
Accretive to NGLS and TRGP cash flow per unit and share, respectively, immediately and over the longer-term, while providing APL and ATLS unitholders increased value now and into the future
Post closing
(2)
, NGLS plans to increase its quarterly distribution by $0.04 per LP unit ($0.16 per LP unit annualized rate)
NGLS expects 11-13% distribution growth in 2015 compared to 7-9% in 2014
Post closing
(2)
, TRGP plans to increase its quarterly dividend by $0.10 per share ($0.40 per share annualized rate)
TRGP expects approximately 35% dividend growth
(3)
in 2015 compared to 25%+ in 2014
Transactions are cross-conditional and subject to shareholder and regulatory approvals
HSR clearance received
Continue to expect transaction to close in Q1 2015
(1) Based on market data as of October 10, 2014, excluding transaction fees and expenses
(2) Management intends to recommend this increase at the first regularly scheduled quarterly distribution declaration Board meeting after transaction closes
(3) Assumes NGLS distribution growth of 11-13%

Montana
North Dakota
Oklahoma
Mississippi

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Q1 - 2013: 470, 232, 191, 92, 69, 35, 420
Q2 - 2013: 469, 230, 187, 79, 76, 70, 45, 34, 447
Q3 - 2013: 463, 233, 183, 83, 73, 70, 50, 31, 446
Q4 - 2013: 463, 225, 180, 86, 77, 50, 34, 445
Q1 - 2014: 491, 221, 179, 81, 74, 29, 458
Q2 - 2014: 545, 217, 181, 82, 65, 55, 25, 467
Q3 - 2014: 559, 206, 189, 79, 79, 70, 61, 25, 486
Permian
Eagle Ford
Williston
Marcellus
Mississippian
Granite Wash
DJ-Niobrara
Haynesville
Utca
Barnett
Others

TARGA

Targa + Atlas: Attractive Positions in Active Basins
Barnett
Eagle Ford
Delaware
Bakken
Mississippi
Lime
Woodford
Pro Forma Asset Highlights
39 natural gas processing plants (~6.9 Bcf/d gross processing capacity)
Over 22,500 miles of natural gas and crude oil gathering
pipeline
Gross NGL production of 278.9 MBbls/d in 2Q 2014
3 crude oil and refined products terminals with 2.5 MMBbls of storage
17 gas treating facilities
573 MBbl/d gross fractionation capacity
~6.5 MMBbl/month effective capacity LPG export terminal
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Legend
(1) Source: Baker Hughes Incorporated, as of October 20, 2014
SCOOP
Midland
U.S. Land Rig Count by Basin
(1)

Bailey
Lamb
Hale
Hockley
Lubbock
Chaves
Yoakum
Terry
Lynn
Garza
Kent
Gaines
Dawson
Borden
Scurry
Fisher
Eddy
Andrews
Martin
Howard
Mitchell
Nolan
Loving
Winkler
Ector
Coke
Culberson
Reeves
Tom Green
Pecos
Crockett
Schleicher
Jeff Davis

YE Processing Capacity (MMcf/d)
2,000
1,600
1,200
800
400
0
770
195
575
1,055
455
600
1,439
655
784
1,639
855
784
2012
2013
2014E
2015E
Targa
Atlas

TARGA

World Class Permian Footprint
Atlas’ WestTX system sits in the core of the Midland Basin
between Targa’s existing SAOU and Sand Hills systems
More than 75% of the rigs currently running in the Midland
Basin are in counties served by the combined systems
Pro forma, NGLS will be the 2
nd
largest Permian processor
with 1.4 Bcf/d in gross processing capacity
Recent activity includes Targa’s 200 MMcf/d High Plains
plant placed in service June 2014 and Atlas’ 200 MMcf/d
Edward plant placed in service September 2014
Announced expansions include Atlas’ 200 MMcf/d Buffalo
plant (in service mid 2015) and Targa’s 300 MMcf/d Delaware
Basin plant (in service mid 2016)
Combined Permian Footprint
Year-End Permian Gross Processing Capacity
Legend
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Natural Gas Pipeline
Current Permian Gross
Processing Capacity
(MMcf/d)
Miles of Pipeline
SAOU 369 1,800
Sand Hills 175 1,500
Versado 240 3,350
Total: Targa 784 6,650
Atlas WestTX 655 3,600
Total: PF Targa 1,439 10,250
Delaware
Midland

YE Processing Capacity (MMcf/d)
2,000
1,600
1,200
800
400
–
2012
2013
2014E
606
228
100
278
1,316
200
458
380
278
1,916
400
458
580
478
Targa - North Texas
Atlas - SouthOK
Atlas - WestOK
Atlas - SouthTX

Oklahoma
Texas
Mississippi

Leading Positions in Active Basins
Combined Footprint
Year-End NorthTX/SouthTX/OK Gross Processing Capacity
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Legend
Barnett
Eagle Ford
Woodford
Mississippi Lime
Atlas’ assets also provide exposure to significant drilling
activity in the Mississippi Lime, SCOOP, Arkoma Woodford
and Eagle Ford plays
Largest gathering and processing footprint in the Mississippi
Lime with 458 MMcf/d of nameplate capacity
System remains full with volumes offloaded to third parties
Current project underway to connect Velma & Arkoma
systems to create a gathering and processing super-system
Further potential to connect to Targa’s North Texas assets
Long-term contracts with active producers in the Eagle Ford
SCOOP
Current North
Texas/SouthTX/OK Gross
Processing Capacity
(MMcf/d)
Miles of Pipeline
SouthOK 500 1,300
WestOK 458 5,700
SouthTX 400 500
Total: Atlas 1,358 7,500
Targa North Texas 478 4,500
Total: PF Targa 1,836 12,000

Missouri
Tennessee
Oklahoma
Arkansas
New Mexico
Mississippi
Texas
Legend
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Third Party
Ethylene Cracker
Illustrative Y-Grade Flows
Import / Export

Combined NGL Production (MBbl/d)
NGL Production (MBbl/d)
300
250
200
150
100
50
0
169
48
121
178
54
124
206
77
129
251
115
137
268
118
149
2010
2011
2012
2013
YTD 2014
Targa
Atlas

16 16
Producer Activity Drives NGL Flows to Mont Belvieu
Growing field NGL production
increases NGL flows to Mont
Belvieu
Increased NGL production
could support Targa’s existing
and expanding Mont Belvieu
and Galena Park presence
Petrochemical investments,
fractionation and export
services will continue to clear
additional supply
Targa’s Mont Belvieu and
Galena Park businesses very
well positioned
Barnett
Eagle Ford
Midland
Mississippi Lime
Woodford
Delaware
Marcellus &
Others
Rockies
Galena Park Marine
Import / Export
Terminal
Mont
Belvieu
Terminal
SCOOP

Market Cap
~ $10 Billion
(1)
~ $3 Billion
(2)
~ $13 Billion
(1)
Enterprise Value
~ $13 Billion
(1)
~ $6 Billion
(2)
~ $19 Billion
(1)
2014E EBITDA ($MM) $925 - $975 Million $400 - $425 Million $1,325 - $1,400 Million
2014E Growth
CAPEX ($MM)
$780 Million $400 - $450 Million $1,180 - $1,230 Million
2014E Operating
Margin by Segment
YE 2014E % Fee-
Based
68%
32%
Fixed Fee Percent of Proceeds
35%
7%
38%
20%
Field G&P Coastal G&P
Logistics Marketing and Dist.
40%
60%
Texas Oklahoma
25%
5%
27%
15%
11%
17%
Field G&P - Targa Coastal G&P - Targa
Logistics - Targa Marketing and Dist. - Targa
Texas - Atlas Oklahoma - Atlas
40%
60%
Fixed Fee Percent of Proceeds
60%
40%
Fixed Fee Percent of Proceeds

Targa + Atlas: Increased Size and Scale Enhance Credit Profile
Targa Atlas
Pro Forma Targa
(1) Represents combined market cap and enterprise value for NGLS and TRGP as of December 31, 2014, less the value of NGLS units or PF NGLS units owned by TRGP
(2) Represents combined market cap and enterprise value for APL and ATLS as of December 31, 2014 based on transaction consideration
(3) Includes keep-whole at 1% of total margin
(3)

Targa + Atlas: Strategic Highlights
Attractive Positions
in Active Basins
Creates World-
Class Permian
Footprint
Complementary
Assets with
Significant Growth
Opportunities
Enhances
Credit Profile
Significant Long-
Term Value Creation
Already strong positions in Permian and Bakken enhanced with entry into Mississippi Lime and Eagle Ford
4 of the top 5 basins by active rig count and unconventional well spuds (1)
Top 3 basins by oil production (1)
Also exposed to emerging SCOOP play and continued development of NGL-rich Barnett Shale
Adds diversity and leadership position in all basins/plays
Combines strong Permian Basin positions to create a premier franchise
Provides new customer relationships with the most active operators in each basin
Current combined processing capacity of 1,439 MMcf/d
Significant organic growth project opportunities
2014 pro forma growth capex of ~$1.2 billion
Additional projects under development of over $3 billion
NGL production to support Targa’s leading NGL position in Mont Belvieu and Galena Park
Estimated pro forma leverage ratio of 3.3x Total Debt / 2014E EBITDA (4) at NGLS
Increased size and scale move NGLS credit metrics closer to investment grade over time
Immediately accretive to distributable cash flow at both NGLS and TRGP
Increases FY 2015 vs FY 2014 distribution growth at NGLS to 11-13% and at TRGP to approximately 35%
Provides larger asset base with additional long-term growth opportunities
Higher long-term distribution/dividend growth profile than Targa standalone
(1) Source: Oil & Gas Investor
(2) Based on market data as of December 31, 2014, less the value of 16.3 MM PF NGLS units owned by TRGP
(3) Based on NGLS and APL guidance ranges
(4) Based on estimated compliance ratio
Increased Size and
Scale
Combined partnership will be one of the largest diversified MLPs
Pro forma enterprise value (2) of $19 billion
Pro forma 2014E EBITDA of approximately $1.3-$1.4 billion (3)

$8,000
$6,000
$4,000
$2,000
$0
$ millions
$1,236
KMP
EPD
ETP
WPZ
PAA
EEP
OKS
SEP
RGP
ACMP
TRP / APL
SXL
MMP
MWE
ENBL
BPL
WES
ENLK
BWP
DPM
TLLP
NS
CMLP
EQM
TCP
GEL
SMLP
HEP

Targa Resources – Diversified MLP with Increased Scale

MLPs Ranked by 2015E EBITDA
(1)
Creates 11th largest diversified MLP on EBITDA basis (upper mid-cap / lower large-cap MLP)
Note: TRP/APL combination includes $20 million of synergies
(1) Source: Wall Street research estimates
Investment Grade MLPs Non-Investment Grade MLPs

Targa + Atlas: Current Commodity Price Environment
Despite the current and forward commodity price environment being weaker than when the Targa/Atlas transaction was announced on October 13, 2014, we maintain the pro forma distribution and dividend growth estimates originally provided:
2015 distribution growth for TRP of 11% to 13%
2015 dividend growth for TRC of 35%
TRP currently expects the above referenced pro forma distribution growth range for 2015, along with pro forma distribution coverage of approximately 1.0 to 1.2 times, under a range of possible scenarios:
(i) (a) commodity prices of $3.75 per MMBtu for natural gas, $60 per barrel for crude oil and $0.60 per gallon for
NGLs; (b) current expectations of activity levels at these prices, resulting in low single digit annual volume growth for pro forma TRP and APL field gathering and processing businesses compared to current estimated fourth quarter
2014 volumes; and (c) only LPG export volumes that are currently under contract
(ii) (a) commodity prices of $4.00 per MMBtu for natural gas, $80 per barrel for crude oil and $0.80 per gallon for
NGLs; (b) volume growth in line with historical growth rates as expected at the time of announcement for pro forma
TRP and APL field gathering and processing businesses; and (c) a modest level of export volumes above those currently under contract

CALGARY
SOUND
FIELD GATHERING & PROCESSING
STANLEY
BADLANDS
ALEXANDER
NEW TOWN
JOHNSONS CORNER
LITTLE MISSOURI
FIELD GATHERING & PROCESSING
VERSADO
NORTH TEXAS SYSTEM
LONGHORN
CHICO
DENTON
BRIDGEPORT
DALLAS
SAUNDERS
SHACKELFORD
MONUMENT
EUNICE
SAOU
ABILENE
HIGH PLAINS
CONGER
MIDLAND
STERLING
SAND HILLS
MERTZON
SAND HILLS
LOGISTICS
GCF & CBF
LCF
HOUSTON
GALENA PARK
CHANNELVIEW
MONT BELVIEU
HACKBERRY
COASTAL GATHERING & PROCESSING
HATTIESBURG
GILLIS
ACADIA
TOCA
HOUSTON
VENICE
BARRACUDA
N.TERREBONNE
BIG LAKE
LOWRY
SEA ROBIN
BLUEWATER
BOSTON
SPARTA
BALTIMORE
ELK GROVE
SPARKS
STOCKTON
SAN RAMON
WINONA
CALVERT CITY
COLUMBIA
CHATTANOOGA
CULLMAN
ATLANTA
TAMPA
PORT EVERGLADES
LEGEND
GAS/CRUDE GATHERING LINES
PROPOSED GAS/CRUDE GATHERING LINES
NGL LINES
LOGISTICS ASSETS
MARKETING & DISTRIBUTION
HEADQUARTERS
COMMERCIAL OFFICE
FRACTIONATOR
FRACTIONATOR w/GAS PLANT
GAS PLANT
TERMINAL
NEW GAS PLANT

Targa Investment Highlights

Well positioned in U.S.
shale / resource plays, with
an even stronger footprint in
active basins with close of
the Targa/Atlas transaction
Leadership position at Mont
Belvieu and associated LPG
export facility at Houston
Ship Channel
Increasing scale, diversity
and fee-based margin
Strong financial profile
Strong track record of
distribution and dividend
growth
Experienced management
team

Appendix

This presentation includes the non-GAAP financial measure of Adjusted EBITDA. The presentation provides a reconciliation of this non-GAAP financial measures to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").
Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other GAAP measure of liquidity or financial performance.
Non-GAAP Measures Reconciliation

Adjusted EBITDA – The Partnership and Targa define Adjusted EBITDA as net income attributable to Targa
Resources Partners LP before: interest; income taxes; depreciation and amortization; gains or losses on debt repurchases and redemptions; early debt extinguishment and asset disposals; non-cash risk management activities related to derivative instruments; changes in the fair value of the Badlands acquisition contingent consideration and the non-controlling interest portion of depreciation and amortization expenses. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others. The economic substance behind management’s use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness and make distributions to our investors.
Adjusted EBITDA is a non-GAAP financial measure. The GAAP measures most directly comparable to Adjusted
EBITDA are net cash provided by operating activities and net income (loss) attributable to Targa Resources Partners
LP. Adjusted EBITDA should not be considered as an alternative to GAAP net cash provided by operating activities or
GAAP net income. Adjusted EBITDA has important limitations as an analytical tool. Investors should not consider
Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted
EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.
Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable
GAAP measures, understanding the differences between the measures and incorporating these insights into management’s decision-making processes.
Non-GAAP Measures Reconciliation

25 1000 Louisiana Suite 4300 Houston, TX 77002 Phone: (713) 584-1000 Email: InvestorRelations@targaresources.com Website: www.targaresources.com